EXHIBIT 11.1

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31, 2005
	Shares	Earnings Per Share
	(in Thousands)
Basic Weighted Average Shares Outstanding	5,715	$0.38

Diluted
Average Shares Outstanding	5,715

Common Stock Equivalents	17

	5,732	$0.38

	Three Months Ended March 31, 2004
	Shares	Earnings Per Share
	(in Thousands)
Basic Weighted Average Shares Outstanding	5,696	$0.34

Diluted
Average Shares Outstanding	5,696
Common Stock Equivalents	16

	5,712	$0.34